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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                         (Amendment No.        )*
                                         _____



                        Lone Star Industries, Inc.
          _______________________________________________________
                             (Name of Issuer)


                               Common Stock
          _______________________________________________________
                      (Title of Class of Securities)


                                 54229040
          _______________________________________________________
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement / X /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages






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CUSIP No. 54229040                 13G             Page  2  of  6  Pages
          __________                                    ___    ___

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Metropolitan Life Insurance Company
     (I.R.S. No. 13-5581829)

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
     (a) Not applicable.                                    (b) / /
     (b) Not applicable.

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OR ORGANIZATION
     New York

                    5    SOLE VOTING POWER
                         2,627,181 shares of Common Stock (including
                         819,609 shares issuable upon exercise of certain
                         warrants held by the Reporting Person).
    NUMBER OF
     SHARES
  BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY             None
      EACH
    REPORTING
     PERSON
      WITH          7    SOLE DISPOSITIVE POWER
                         2,627,181 shares of Common Stock (including
                         819,609 shares issuable upon exercise of certain warrants held by the Reporting Person).

                    8    SHARED DISPOSITIVE POWER
                         None


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     See response to Item 7 above.

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     20.50%

12   TYPE OF REPORTING PERSON
     IC HC





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                                                          Page 3 of 6 Pages

Item 1(a) Name of Issuer:  Lone Star Industries, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
     300 First Stamford Place, Stamford, CT  06912.

Item 2(a) Name of Person Filing:
     Metropolitan Life Insurance Company ("Metropolitan")
     By Marcus N. Lamb, Associate General Counsel.

Item 2(b) Address of Principal Business Office:
     One Madison Avenue, New York, New York 10010.

Item 2(c) Citizenship:  a New York corporation.

Item 2(d) Title of Class of Securities:  Common Stock

Item 2(e) CUSIP No. 54229040

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-1(b), check whether the person filing is a:

     (a) [ ]   Broker or Dealer registered under Section 15
of the Act.

     (b) [ ]   Bank as defined in Section 3(a)(6) of the
Act.

     (c) [X]   Insurance Company as defined in Section 3(a)(19) of the Act.


     (d) [ ]   Investment Company registered under Section 8 of the
Investment Company Act.

     (e) [ ]   Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940.

     (f) [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

     (g) [X]   Parent Holding Company, in accordance with Section
240.13d-1(b)(ii)(G).

     (h) [ ]   Group, in accordance with Section 240.13d-1(b)(ii)(H).








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                                                          Page 4 of 6 Pages

Item 4. Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceed five percent, provide the following information as of that date and identify those shares which there is a right to acquire. On April 14, 1994, the Plan of Reorganization of Lone Star Industries, Inc., pursuant to which the Reporting Person received the securities being reported upon, was consummated and therefore ownership is being reported as of April 30, 1994.

     (a) Amount Beneficially Owned: 2,627,181 shares of Common Stock (including 819,609 shares issuable upon exercise of certain warrants held by the Reporting Person).

     (b)  Percent of Class:  20.50%

     (c)  Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 2,627,181 shares of Common Stock (including 819,609 shares issuable upon exercise of certain warrants held by the Reporting Person).

        (ii)   shared power to vote or to direct vote: None.

       (iii) sole power to dispose or direct the disposition of: See response to item 4(a) hereof.

        (iv)   shared power to dispose or to direct the disposition of:
None.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than 5 Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
Metropolitan Insurance and Annuity Company, an insurance company as defined in Section 3(a)(19) of the Act, is the beneficial owner of 363,532 shares of the 2,627,181 shares of the securities reported upon in item 4(a) hereof.

Item 8.   Identification and Classification of Members of the Group.  Not
Applicable.

Item 9.   Notice of Dissolution of Group.  Not Applicable.




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                                                          Page 5 of 6 Pages

Item 10. Certification. By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 1, 1994

     METROPOLITAN LIFE INSURANCE COMPANY


     By   /s/ Marcus N. Lamb
          _________________________________
          Marcus N. Lamb
          Associate General Counsel